**Form MA-A (Annual)**

**Filing Date: June 15, 2026**

**Summary of Changes:**

1.  Item 1, K(2):

    a.  Affiliate Name change – Central Park Advisers, LLC to MACQUARIE WEALTH ADVISERS, LLC

2.  Item 1, K(2):

    a.  Affiliate Removal – AMERRA CAPITAL MANAGEMENT, LLC

3.  Item 4, A:

    a.  Updated number of MCUSA APs to 644

4.  Regulatory Action DRP Changes:

    a.  Add disclosure FINRA occurrence ID 2440256 for affiliate Macquarie Securities Korea Limited (MSKL)

    b.  Add disclosure FINRA occurrence ID 2443848 for affiliate MACQUARIE FUTURES USA LLC